

JOHNSON EQUITY INCOME FUND PERFORMANCE ANALYSIS

FIRST HALF 2020



2020 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund is a 2020 winner of the Refinitiv Lipper Fund Award for “Best Fund over 3 Years” for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.


REFINITIV LIPPER FUND AWARDS
2020 WINNER
UNITED STATES

Johnson Equity Income Fund

Johnson Investment Counsel, Inc.

Best Fund over 3 Years
Equity Income Funds

Robert Jenkins
HEAD OF RESEARCH

Pradeep Menon
MANAGING DIRECTOR, GLOBAL HEAD OF INVESTING AND ADVISORY

REFINITIV®
DATA IS JUST THE BEGINNING™

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Lipper leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client’s experience. The award is not indicative of future performance and there is no guarantee of future investment success.



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing investment income
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe
» Bottoms-up security selection
» Market cap over $1 billion
» Diversified portfolio of 40-60 securities
» Historically lower volatility than the S&P 500
» Expected annual turnover between 20 - 40%
» Emphasis on quality companies with reliable income



INVESTMENT PHILOSOPHY

1) The best way for a manager to outperform over a full market cycle is to have and adhere to a consistent investment discipline.

2) A manager that adheres to a consistent investment discipline will have periods of underperformance.

3) The key to number one is not to be scared by number two.



PERFORMANCE

REFINITIV LIPPER FUND AWARDS
2020 WINNER
UNITED STATES

JOHNSON EQUITY INCOME FUND
(periods ending 06/30/2020)



■ JEQIX ■ S&P 500

ANNUAL RETURNS

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
JOHNSON EQUITY INCOME FUND	-7.58%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%	15.48%	2.59%
S&P 500	-3.08%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%	16.00%	2.11%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. The inception date for the fund is January 1, 2006.

❯ SOURCE: JOHNSON ASSET MANAGEMENT

JOHNSON ASSET MANAGEMENT

JEQIX VS PEERS

		TOTAL RETURN						
	TICKER	1 MONTH	YTD	1 YEAR	3 YEAR	5 YEAR	10 YEAR	AUM ($MIL)
Vanguard Dividend Growth Fund	VDIGX	-0.35%	-6.42%	1.24%	10.04%	10.24%	13.15%	$ 39,616.54
Vanguard Equity Income Pt	VEIPX	-1.05%	-13.35%	-5.53%	4.34%	7.05%	11.92%	$ 33,096.77
JPMorgan Equity Income Fund I Class	HLIEX	-0.12%	-14.05%	-6.06%	4.89%	6.73%	11.88%	$ 28,290.31
Columbia Dividend Income Fund Class I	GSFTX	0.15%	-8.65%	0.43%	7.69%	9.33%	12.31%	$ 20,500.06
Parnassus Core Equity Fund-Institutional Shares	PRILX	2.34%	-1.93%	6.75%	11.93%	10.84%	13.63%	$ 18,868.64
BlackRock Eq Dividend I	MADVX	-0.17%	-13.71%	-4.66%	3.88%	6.93%	10.61%	$ 16,585.55
Invesco Diversified Dividend Fund Investor Class	LCEIX	0.44%	-15.02%	-7.79%	0.93%	3.93%	9.56%	$ 15,685.23
T. Rowe Price Equity Income Fd	PRFDX	0.57%	-18.78%	-11.18%	0.87%	4.15%	9.11%	$ 16,503.70
Putnam Equity Income Y Shares	PEIYX	0.16%	-12.02%	-1.68%	5.61%	6.42%	12.00%	$ 11,713.94
The Hartford Dividend & Growth Fund Class I	HDGIX	0.04%	-10.84%	-0.87%	6.15%	7.67%	11.52%	$ 8,789.54
Federated Hermes Strategic Value Dividend Fund Class IS	SVAIX	-1.73%	-17.21%	-10.40%	-1.24%	3.77%	9.03%	$ 7,551.94
Principal Fds, Inc. Equity Income Fd Insti	PEIIX	0.26%	-14.58%	-5.87%	5.44%	7.11%	11.17%	$ 7,170.33
Fidelity Series Value Discovery Fund	FNKLX	1.30%	-12.95%	-4.22%	1.82%	4.54%		$ 6,712.18
ClearBridge Dividend Strategy Fund Class IS	LCBEX	0.47%	-9.43%	-0.52%	7.68%	9.13%		$ 5,938.55
Fidelity Equity Income Fund	FEQIX	-0.59%	-12.29%	-3.53%	3.63%	5.41%	9.72%	$ 5,573.71
Lord Abbett Affiliated Fund Inc. Class I	LAFYX	0.29%	-16.68%	-8.93%	2.03%	5.16%	9.86%	$ 5,280.99
Fidelity Equity Dividend Income Fd	FEQTX	0.78%	-14.51%	-5.39%	2.36%	4.88%	9.61%	$ 4,444.31
The Hartford Equity Income Fund Class I	HQIIX	-1.29%	-12.52%	-4.79%	3.88%	6.71%	11.23%	$ 3,656.30
Nuveen Santa Barbara Dividend Growth Fund Class I	NSBRX	-0.65%	-6.85%	3.78%	9.24%	8.83%	12.60%	$ 5,593.51
Goldman Sachs U.S. Equity Dividend and Premium Fd I Class	GSPKX	2.18%	-4.03%	4.35%	6.95%	7.92%	11.38%	$ 2,604.91
USAA Mutual Fds Tr Income Stock Fd	USISX	0.09%	-14.15%	-7.47%	3.26%	5.81%	10.45%	$ 2,397.48
Lord Abbett Dividend Growth Fd Cl I	LAMYX	1.25%	-4.39%	4.10%	8.90%	9.84%	11.77%	$ 2,426.73
Columbia Dividend Opportunity Fund Class I	CDOZX	-0.57%	-13.20%	-7.01%	3.53%	5.58%		$ 2,176.46
Pioneer Equity Income Fund-Class Y	PYEQX	0.06%	-15.00%	-6.60%	2.56%	6.34%	11.02%	$ 2,088.08
AAM/Bahl & Gaynor Income Growth Fd Cl I	AFNIX	-0.39%	-9.20%	-2.36%	7.47%	8.37%		$ 1,432.02
Johnson Equity Income Fund	JEQIX	0.84%	-7.58%	2.26%	10.59%	10.05%	12.47%	$ 385.21
	Rank (Out of 26)	5	6	5	2	3	4*	
	Average	0.27%	-10.80%	-2.45%	5.57%	7.28%	11.35%	
	Median	0.16%	-12.29%	-3.53%	5.44%	7.05%	11.52%	
	JEQIX	0.84%	-7.58%	2.26%	10.59%	10.05%	12.47%	
	JEQIX +/- Avg	0.57%	3.23%	4.70%	5.02%	2.77%	1.12%	
	JEQIX +/- Median	0.69%	4.71%	5.79%	5.15%	2.99%	0.95%	

Data as of 6/30/2020
Peers based on largest Lipper Equity Income Universe Funds by AUM. This list excludes funds with more than 5% fixed income weight. AFNIX included as local comparison and due to fund similarities, however the it is not one of the largest funds in the Lipper Equity Income Universe based on AUM.
**10 Year rank is out of 22 Funds.*

» SOURCE: FACTSET

JOHNSON ASSET MANAGEMENT

TWO MAJOR THEMES: MARKET CAP AND YIELD



Year-to-Date Returns by Dividend Yield
Average Return
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
-25.0%
-30.0%
-35.0%
0%
0% to 0.4%
0.4% to 0.9%
0.9% to 1.3%
1.3% to 1.5%
1.5% to 1.9%
1.9% to 2.3%
2.3% to 2.6%
2.6% to 3.0%
3.0% to 3.8%
3.8% to 5.5%
Dividend Yield

Year-to-Date Returns by Market Cap
Average Return
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
-25.0%
-30.0%
Largest
2nd
3rd
4th
5th
6th
7th
8th
9th
Smallest
Market Cap Decile

Data as of 6/30/2020
Based on returns of S&P 500 constituents as of 12/31/2019.
This data does not include companies that were delisted from the index (AGN, RTN, WCG) or added into the index in 2020.

SOURCE: FACTSET

MARKET CONCENTRATION

S&P 500 Market Cap Weight
(As of 6/30/2020)



	MARKET CAP WEIGHT	YIELD	MEDIAN NTM PE	AVG YTD RETURN
Top 10 Constituents	28.1%	1.2%	27.8	6.6%
Bottom 395 Constituents	28.1%	2.2%	19.1	-13.9%

Historical S&P 500 Sector Weight



Data based on 6/30/2020 S&P 500 constituents
Real Estate Sector was reclassified as its own sector in 2016 from Financials. Communication Sector (previously Telecommunications) was reclassified in 2018 to include technology, media, telecom and internet companies.

❯ SOURCE: FACTSET, BLOOMBERG

TOP 5 S&P 500 CONSTITUENTS: JEQIX IMPACT

TICKER	YIELD	12/31/2019 S&P 500 WEIGHT	6/30/2020 S&P 500 WEIGHT	YTD RETURN	CONTRIBUTION TO 2020 S&P 500 TOTAL RETURN
AAPL	0.9%	4.6%	5.8%	24.9%	1.14%
MSFT	1.0%	4.5%	6.0%	29.8%	1.34%
GOOG/GOOGL	0.0%	3.0%	3.3%	5.9%	0.18%
AMZN	0.0%	2.9%	4.5%	49.3%	1.42%
FB	0.0%	1.8%	2.1%	10.6%	0.20%
Total/Average:	**0.4%**	**16.8%**	**21.7%**	**24.1%**	**4.27%**

TICKER	YIELD	12/31/2019 S&P 500 WEIGHT	JEQIX WEIGHT	REL. RETURN (VS. S&P 500)	JEIP RELATIVE IMPACT
AAPL	0.9%	4.6%	2.2%	27.9%	-0.68%
MSFT	1.0%	4.5%	2.3%	32.8%	-0.72%
GOOG/GOOGL	0.0%	3.0%	3.1%	9.0%	0.01%
AMZN	0.0%	2.9%	0.0%	52.4%	-1.51%
FB	0.0%	1.8%	0.0%	13.7%	-0.25%
Total/Average:	**0.4%**	**16.8%**	**7.5%**	**27.2%**	**-3.15%**

Data as of 6/30/2020 and based on S&P 500 index.
Yield calculations are based on current yield.

❯ SOURCE: FACTSET



MARKET CONCENTRATION

» 71% of stocks in the S&P 500 have negative YTD returns

» 64% of stocks in the S&P 500 are underperforming the cap-weighted index

» The median stock in the S&P 500 is down -11.4% and the overall index is only down -3.1%

Historical Relative Performance



■ S&P 500 - S&P 500 EQUAL WEIGHTED

Data as of 6/30/2020.
Index statistics based on 6/30/2020 S&P 500 constituents
Difference is S&P 500 - S&P 500 Equal Weighted
Periods of positive performance indicate that the S&P 500 index is outperforming S&P 500 equal weighted index
Periods of negative performance indicate that the S&P 500 index is underperforming S&P 500 equal weighted index

» SOURCE: FACTSET



YEAR-TO-DATE S&P 500 TOTAL RETURN BREAKDOWN

S&P 500	RETURN
Cap Weighted	-3.1%
Equal Weighted	-10.8%

S&P 500 NON-DIVIDEND PAYERS (121 COMPANIES)	RETURN
Cap Weighted	12.2%
Equal Weighted	-1.0%

S&P 500 DIVIDEND PAYERS (381 COMPANIES)	RETURN
Cap Weighted	-6.5%
Equal Weighted	-13.6%

CAP WEIGHTED DIVIDEND PAYERS	RETURN
4% Max Position Size	-8.1%

JEQIX (NET OF FEE)	-7.6%

Data as of 6/30/2020
Index Membership and weighting rebalanced monthly.

❯ SOURCE: FACTSET



THANK YOU

JOHNSONASSET.COM

513.389.2770

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IMPORTANT DISCLOSURES

Disclosure: One of our most responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.